Inter Parfums, Inc.
551 Fifth Avenue
New York, NY 10176

December 14, 2010

United States
Securities and Exchange Commission
100 F Street, NE., Stop 4631
Washington, D.C. 20549
Att.: Mr. Rufus Decker, Accounting Branch Chief

Re:    Form 10-K for the Year Ended December 31, 2009
          Form 10-Q for the Periods Ended March 31, 2010, June 30, 2010
          and September 30, 2010; File No. 0-16469

Ladies and Gentlemen:

This letter is written in response to the letter dated December 2, 2010 of Mr. Rufus Decker, Accounting Branch Chief, addressed to Mr. Russell Greenberg, the Chief Financial Officer of Inter Parfums, Inc. (the "Staff Letter"). We have reproduced the comments from the Staff Letter, and our responses follow each of such comments.

Comment from Staff Letter:

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009
General

1. Where a comment below requests additional disclosure or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Company response:

1.            Below are our responses to the comments set forth in the Staff Letter, which provide the requested information, and we acknowledge that all revisions will be included in future filings.

Comment from Staff Letter:

Item 14 -- Exhibits, Financial Statement Schedules, page 82

Consolidated Financial Statements and Schedule, page F-1

Consolidated Statements of Changes in Shareholders' Equity and
Comprehensive Income, page F-5

2. We have reviewed your response to prior comment 3 from our letter dated November 9, 2010. It appears from the amounts for derivatives and reclassification from OCI into earnings in the comprehensive income attributable to noncontrolling interests section in Exhibit A are reversed. Please revise or advise.

Company response:

2.            You are correct, as the amounts for derivatives and reclassification from OCI into earnings in the comprehensive income attributable to noncontrolling interests section in Exhibit A were reversed, and we regret the inadvertent error. The corrected pro forma statement is attached hereto as Exhibit A.

Comment from Staff Letter:

3.     We have reviewed your response to prior comment 4 from our letter dated November 9, 2010.  With regards to this reclassification, please ensure that you provide the disclosures required by FASB ASC 250-10-50-7. Please also disclose the impact on accumulated other comprehensive income and the noncontrolling interest balance sheet line item.

Company response:

3. We will include a reclassification footnote to the financial statements in substantially the following form:

Reclassification:

For the year ended December 31, 2009, we reclassified $2.0 million of foreign currency translation adjustments originally included as an increase to comprehensive income of Inter Parfums, Inc., to the noncontrolling interest. There was no affect on the consolidated statements of income or per share amounts. As of December 31, 2009, the balance sheet effect of this reclassification is a decrease in accumulated other comprehensive income attributable to Inter Parfums, Inc. and a corresponding increase in noncontrolling interest.

Comment from Staff Letter:

Consolidated Statements of Cash Flow, page F-6

4.  We have reviewed your response to prior comment 6 from our letter dated November 9, 2010.  With regards to this reclassification, please ensure that you provide the disclosures required by FASB ASC 250-10-50-7.

Company response:

4. We will include a reclassification footnote to the financial statements in substantially the following form:

Reclassification:

Certain prior year amounts in the accompanying consolidated statements of cash flows have been reclassified to conform to current period presentation. More specifically, proceeds from sale of stock of subsidiary and payments for acquisition of noncontrolling interests have been reclassified from net cash provided by (used in) investing activities to net cash provided by (used in) financing activities.

 *  *  *  *

As previously requested, we acknowledge the following:

●            the company is responsible for the adequacy and accuracy of the disclosure in their filing;

●           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●            the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that this adequately addresses your questions. However, if further information is required, please feel free to contact the undersigned.

Very truly yours, Russell Greenberg, Executive Vice President and Chief Financial Officer

Exhibit A
INTER PARFUMS, INC. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
Years ended December 31, 2009, 2008, and 2007
(In thousands except share and per share data)

	2009	2008	2007

Net income	$30,158	$30,122	$30,601

Other comprehensive income (loss):
Net derivative instrument gain (loss), net of tax	173	5,829	(47)
Reclassification from OCI into earnings, net	(5,922)	-	-
Translation adjustments, net of tax	8,767	(12,643)	21,270
	3,018	(6,814)	21,223
Comprehensive income	33,176	23,308	51,824

Comprehensive income attributable to noncontrolling interests:
Net income	7,791	6,357	6,784
Net derivative instrument gain (loss), net of tax	32	1,514	(16)
Reclassification from OCI into earnings, net	(1,499)	-	-
Translation adjustments, net of tax	1,978	(2,888)	5,454
	8,302	4,983	12,222
Comprehensive income attributable to Inter Parfums Inc.:	$24,874	$18,325	$39,602